Exhibit 99.1:  Power REIT Nominating Committee Charter

Purpose: The Board of Trustees has established a Nominating Committee whose purpose is to seek and nominate qualified candidates for election or appointment to Power REIT's Board of Trustees.

Membership: The Nominating Committee will consist of a minimum of three members of the Board of Trustees, all of whom shall be independent trustees pursuant to all applicable SEC and NYSE MKT LLC standards. The members of the Nominating Committee will be appointed by and serve at the discretion of the Board of Trustees.

Candidate Nomination & Appointment Requirements: The Nominating Committee believes that it is in the best interest of the Trust and its shareholders to obtain highly qualified candidates to serve as members of the Board of Trustees. The Nominating Committee will seek candidates for election and appointment that possess the integrity, leadership skills and competency required to direct and oversee the Trust's management in the best interests of its shareholders, customers, employees, communities it serves and other affected parties.

A candidate must be willing to regularly attend Committee and Board of Trustee's meetings, to develop a strong understanding of the Company, its businesses and its requirements, to contribute his or her time and knowledge to the Company and to be prepared to exercise his or her duties with skill and care.

In addition, each candidate should have an understanding of all governance concepts and the legal duties of a trustee of a public company.

Responsibilities: The responsibilities of the Nominating Committee shall include:

1.	Developing and evaluating potential trustee candidates for
consideration in the event of a vacancy on the Board of Trustees. Shareholders may contact the Nominating Committee Chairman, the Chairman of the Board or the Corporate Secretary by writing to the Trust at its principal business office when proposing a nominee. This correspondence should include a detailed description of the proposed nominee's qualifications and a method to contact that nominee if the Nominating Committee so chooses.

2.	Recommending nominees to the full Board of Trustees.

Selection Process:

1.	Names of candidates for election to the Board of Trustees will be solicited by the Nominating Committee from sources deemed reasonable by the Committee, including any shareholder nominees.

2.	Candidates viewed by the Committee as qualified and suitable for service as a trustee will be contacted to determine interest in being considered to serve on the Board of Trustees and, if interested, will be interviewed and qualifications established.

3.	The Committee will make a formal recommendation to the Board of
Trustees.

4.	If approved, the Board of Trustees will instruct the Corporate
Secretary to include the candidates name in the Company's proxy material, or if filling a vacancy, to announce such event through the filing of an 8-K or press release.